July 12, 2007

Ken MacAlpine
Nabo Inc.
311 Tawny Road
Sarnia, Ontario Canada N7S5K1

   Re: Nabo Inc.
     Registration Statement on Form SB-2
     Filed June 15, 2006
     File No. 333-135050

Dear Mr. MacAlpine:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1. Please disclose the name and address of an agent for service of process located in the United States. We note your disclosure on page 15.

Prospectus Cover Page

2. Disclose the percentage of outstanding shares that are being registered for resale. Also disclose the percentage of shares being registered for resale that are being offered by family members of your CEO.

3. Please explain whether any states impose restrictions on the offer and sale of the securities being registered. We note you have not paid any state fees as disclosed on page 48.

NABO Inc., page 3

4.   Please file the geological report as an exhibit.

5.   Please disclose how much you have paid for the mineral lease, including future
        payment requirements.

6.   Please define or explain technical terms. We note, for example, "patented load
        mining claim," "commercially exploitable reserves," "siliceous ore assaying" and
        "detailed geologic mapping, grid lay-out and soil sampling, and trenching and
        sampling."

7.   Please revise the summary to disclose the amounts paid to Mr. Miller for his
        report.

Risk Factors, page 5

8.   Please include a risk factor discussing Mr. MacAlpine's significant equity
        ownership and its impact on new shareholders. Also disclose the per share price
        he paid for his common stock.

Because our President has only agreed to provide his services on a part time basis, page 7

9.   Please describe what other activities Mr. MacAlpine will be involved in, and
        whether any of them could directly compete with the company.

Selling Shareholders, page 10

10.   State the price the selling shareholders paid to acquire their shares.

Directors, Executive Officers, Promoters and Control Persons, page 15

11.   If Mr. MacAlpine currently serves as a director for any public companies, please
        identify them.

Description and Location of the Poison Gulch Mineral Claims, page 21

12.   We note references in captions here and on page 26 to "Poison Gulch." Explain
        the relationship between this and Poland China Mine.

13.   *General disclosure* - For your property, provide the disclosures required by
        Industry Guide 7 (b). In particular, provide:
        • A description of the present condition of the property.
        • A brief description of any work completed on the property.
        • A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.
- The source of power that can be utilized at the property.
- A clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

14. Indicate whether the mining claims are State or Federal claims.

Plan of Operations, page 28

Off-Balance Sheet Arrangements, page 30

15. Revise to describe the nature and terms of the mineral lease agreement entered into on November 30, 2005. Specifically discuss the required payments over the five-year term and the amount of royalties due each quarter. Refer to Regulation S-B Item 303 (c).

Rule 144, page 32

16. Please describe more fully the restrictions and when shares may be available to sell under Rule 144 and what that would mean to investors.

Financial Statements and Notes, page 36

17. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Also please provide an updated accountants' consent with any amendment to the filing.

Statements of Operations, page 37

18. It appears that interest expense may be misstated, otherwise reconcile and explain the Loss Before Income Taxes. Please review all financial statements for typographical errors.

Statement of Stockholder's Equity, page 38

19. Revise to provide the date of the stock issued for cash as required by paragraph 11(d) of SFAS 7.

Notes to Financial Statements, page 40

Note 1. Business and Continued Operations, page 40

20. We note the disclosure under this note that "the company plans to lease land for the purpose of mineral exploration." Please reconcile this with the disclosure on

page 20, which states, "we entered into a lease agreement…effective November 30, 2005."

Note 3. Related Party Transactions, page 44

21.   Revise to disclose that you receive your office space free of charge and the current market value of the office space. If the amounts are significant, it appears that the expense and a corresponding contribution should be recorded. Please revise or advise, as appropriate.

Undertakings, page 49

22.   Please provide all required undertakings in the form required after December 1, 2005.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Karen A. Batcher, Esq.